SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2018, incorporated by reference herein:

Exhibit

99.1 Release dated August 14, 2018, “NOTICE OF ACQUISITION OF A BENEFICIAL
INTEREST IN SECURITIES”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 14, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
NOTICE OF ACQUISITION OF A BENEFICIAL INTEREST IN SECURITIES
In accordance with Section 122 of the Companies Act, No 71 of 2008, as amended, and paragraph
3.83(b) of the JSE Limited Listings Requirements, DRDGOLD shareholders are advised that the
Company has received notification that Van Eck Associates Corporation (“Van Eck”) has acquired a beneficial interest in the American Depository Receipt Programme, held by the Bank of New York Mellon
(“Acquisition”).
The Acquisition occurred subsequent to Van Eck disposing of its beneficial interest therein on 9 August
2018, which resulted in Van Eck holding an equivalent of 4.99% of the total issued share capital of the
Company. Following the Acquisition, Van Eck now holds an equivalent of 5.01% of the total issued ordinary share capital of the Company.

Johannesburg
14 August 2018

Sponsor
One Capital